                                     Filed By:         MountainBank Financial
                                                       Corporation

                                     Subject Company:  First Western Bank

                                     Date:             August 28, 2001

             Pursuant to Rule 425 under the Securities Act of 1933

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to, (1) statements about the benefits of the combination of MountainBank Financial Corporation and First Western Bank, including future financial and operating results, cost savings, and enhanced revenues, (2) statements with respect to MountainBank's and First Western's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects," and similar expressions. These statements are based upon the current beliefs and expectations of MountainBank's and First Western's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of MountainBank and First Western will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the combination may not be fully realized or realized within the expected time frame; (3) revenues following the combination may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (6) the failure of First Western's stockholders to approve the combination; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses;
(9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company.

     Additional factors that could cause MountainBank's and First Western's results to differ materially from those described in the forward-looking statements can be found in MountainBank's and First Western's reports (such as Annual Reports on Form 10-K or 10-KSB, Quarterly Reports on Form 10-Q or 10-QSB and Current Reports on Form 8-K) filed with the Securities and Exchange Commission in the case of MountainBank and available at the SEC's Internet site (http://www.sec.gov), or filed with the Federal Deposit Insurance Corporation in the case of First Western. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to MountainBank and First Western or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. MountainBank and First Western do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to the stockholders of First Western for their consideration. MountainBank will file a registration statement, a prospectus (which will be combined with First Western's proxy statement) and other related documents with the SEC, and First Western will file a proxy statement(which will be combined with MountainBank's prospectus) and other related documents with the FDIC, concerning the proposed transaction. First Western's stockholders are urged to read the registration statement and the combined proxy statement/prospectus, as well as any amendments or supplements to those documents and any other filings containing information about MountainBank or First Western, because they will contain important information. You will be able to obtain a free copy of the registration statement and combined proxy statement/prospectus as filed by MountainBank, as well as other filings containing information about MountainBank, at the SEC's Internet site (http://www.sec.gov). You will be able to obtain a copy of the combined proxy statement/prospectus as filed by First Western, as well as other filings containing information about First Western, by contacting the FDIC at its Registration, Disclosure and Securities Operations Unit, 550 17th Street, N.W., Room F-6043, Washington, D.C., telephone (202) 898-8913. Copies of the combined proxy statement/prospectus and any SEC filings that will be incorporated by reference in the combined proxy statement/prospectus, can also be obtained, without charge, by directing a request to the President, MountainBank Financial Corporation, 201 Wren Drive, Hendersonville, N.C. 28792, telephone (828 693-7376), or to the President, First Western Bank, 600 West Bypass, Burnsville, North Carolina 28714, telephone (828 682-1115).

     MountainBank and First Western, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Western in connection with the combination. Information about the directors and executive officers of MountainBank and their ownership of its common stock is set forth in the proxy statement, dated April 27, 2001, for MountainBank's 2001 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of First Western and their ownership of its common stock is set forth in the proxy statement, dated March 13, 2001, for First Western's 2001 annual meeting of stockholders, as filed with the FDIC. Additional information regarding the interests of those participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

     THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY MOUNTAINBANK FINANCIAL CORPORATION AND FIRST WESTERN BANK ON AUGUST 28, 2001

                                 PRESS RELEASE
                                 -------------


Date:            Tuesday August 28, 2001

Contact:         J. W. Davis                                 Ronald E. Deyton
                 President and Chief Executive Officer       President and CEO
                 MountainBank Financial Corporation          First Western Bank
                 (828) 693-7376                              (828) 682-7744

Release Date: For Immediate Release


           MOUNTAINBANK FINANCIAL CORPORATION AND FIRST WESTERN BANK
           ---------------------------------------------------------
                   ANNOUNCE AGREEMENT IN PRINCIPLE TO MERGE
                   ----------------------------------------

     HENDERSONVILLE and BURNSVILLE, N.C., August 28 / PR Newswire / -- The Boards of Directors of MountainBank Financial Corporation (OTC Bulletin Board:
MBFC; parent company of MountainBank), Hendersonville, North Carolina and First Western Bank (Nasdaq SmallCap: FWBN), Burnsville, North Carolina announced today that they had agreed in principle for First Western Bank to be acquired by MountainBank Financial Corporation. Shareholders of First Western Bank will receive 0.50 shares of MountainBank Financial Corporation common stock for each share of First Western Bank common stock. The merger transaction is subject to execution of a definitive agreement, the approval of the shareholders of First Western Bank, and the approval of state and federal bank regulatory authorities. It is expected the shareholders of First Western Bank will be called to vote on the merger during the fourth quarter of this year, with an anticipated closing date of December 31, 2001. First Western Bank will be merged into and will operate under the name MountainBank. The combined institution will be headquartered in Hendersonville, North Carolina with J.W. Davis as President and Chief Executive Officer. Post-merger, MountainBank will operate fourteen full service offices in Henderson, Buncombe, Polk, Rutherford, McDowell, Haywood, Burke, Yancey and Mitchell counties in western North Carolina. At that time, the combined institution will be approximately $500 million in total assets.

     As of June 30, 2001, MountainBank Financial Corporation had total assets of $405.7 million, total deposits of $345.7 million and shareholders' equity of $19.1 million. First Western Bank had total assets of $77.5 million, total deposits of $60.7 million and shareholders' equity of $13.4 million. The closing price of MountainBank Financial Corporation's common stock as reported on the OTC Bulletin Board on August 27, 2001, was $27.95.

     J.W. Davis, President of MountainBank Financial Corporation stated "Ron Deyton and his Board of Directors have put together an outstanding banking organization and we welcome them to the MountainBank family. This combination will have a very positive impact upon the customers and communities we serve. We are extremely gratified that First Western has agreed to be our partner in building what we believe will be the premier community banking franchise in the western Carolinas."

     Ronald E. Deyton, President and CEO of First Western Bank stated "We are delighted to be joining the MountainBank team. We believe the combination of our two companies represents an outstanding opportunity for our shareholders and customers alike. We look forward to being a part of such a rapidly growing and dynamic organization."

     MountainBank Financial Corporation's stock currently trades on the OTC Bulletin Board under the symbol MBFC. MountainBank currently operates nine full service offices in six western North Carolina counties. First Western Bank's stock trades on the Nasdaq SmallCap market under the symbol FWBN and it currently operates four full service offices in three western North Carolina counties.

Forward-Looking Statements

     This news release contains forward-looking statements. Such statements are subject to certain factors that may cause the company's results to vary from those expected. These factors include changing economic and financial market conditions, competition, ability to execute our business plan, items already mentioned in this press release, and other factors described in our filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date hereof. The company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

SOURCE MountainBank Financial Corporation and First Western Bank


                            +++ End of Release +++